Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Consolidated net loss before income tax	$(116,389)	$(83,132)	$(53,961)	$(16,420)	$(13,815)
Loss on equity method investment	8,237	1,824	—	—	—
Fixed charges	9,911	978	764	288	609
Capitalized interest, net of amortization	(1,055)	(273)	—	—	—

Total earnings	$(99,296)	$(80,603)	$(53,197)	$(16,132)	$(13,206)

Fixed charges:
Interest expense	$8,191	$834	$642	$228	$549
Debt fees	541	—	13	—	—
Debt discount	1,179	144	109	60	60

Total fixed charges	$9,911	$978	$764	$288	$609

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Deficiency of Earnings Available to Cover Fixed Charges	$(109,207)	$(81,581)	$(53,961)	$(16,420)	$(13,815)